2025 ANNUAL INFORMATION FORM
(Fiscal Year Ended March 31, 2025)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Québec
June 12, 2025    Canada H4T 1G6

TABLE OF CONTENTS

1. CORPORATE STRUCTURE    4
1.1 Name, Address and Incorporation    4
1.2 Intercorporate Relationships    4
2. COMPANY OVERVIEW    5
2.1 Overview    5
2.2 Geographic and Segment Revenues and Locations    5
2.3 Our Purpose, Mission and Vision    5
3. GENERAL DEVELOPMENT OF THE BUSINESS    6
3.1 Significant Developments of the Three Most Recent Fiscal Years    6
4. DESCRIPTION OF THE BUSINESS    9
4.1 Our Strategy    9
4.2 Our Operations    10
4.3 Industry Overview and Trends    10
4.4 Innovation and Research and Development    11
4.5 Production and Services    15
4.6 Specialized Skills and Knowledge    16
4.7 Competition    16
4.8 Supply Chain    16
4.9 Intellectual Property    17
4.10 Cycles    17
4.11 Employees    18
4.12 Sustainability    18
4.13 Foreign Exchange    20
4.14 Reorganizations    20
5. BUSINESS RISK AND UNCERTAINTY    20
6. DIVIDENDS AND DISTRIBUTIONS    20
6.1 Dividends    20
6.2 Repurchase and Cancellation of Common Shares    20
7. CAPITAL STRUCTURE AND MARKET FOR SECURITIES    21
7.1 Share Capital Description    21
7.2 Common Share Trading Price and Volume    21
7.3 Prior Sales    22
7.4 Unsecured Senior Notes    22
7.5 Credit Ratings    23
8. DIRECTORS AND EXECUTIVE OFFICERS    24
8.1 Name and Occupation    24
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions    29
9. TRANSFER AGENT AND REGISTRAR    30
10. AUDIT COMMITTEE    30
10.1 Charter    30
10.2 Membership    30
10.3 Approval of Services    31
11. MATERIAL CONTRACTS    32
12. INTERESTS OF EXPERTS    32
13. ADDITIONAL INFORMATION    33
GLOSSARY    34
SCHEDULE A – LOCATIONS OF MATERIAL SITES    36
SCHEDULE B – AUDIT COMMITTEE CHARTER    41

INFORMATION INCORPORATED BY REFERENCE
CAE’s Management’s Discussion and Analysis (MD&A) and our Consolidated Financial Statements for the year ended March 31, 2025, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2025 (Annual Financial Report). The Consolidated Financial Statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and IFRS Accounting Standards, as issued by the International Accounting Standards Board. Certain information contained in the MD&A and the Consolidated Financial Statements for the year ended March 31, 2025, and the notes thereto, available on SEDAR+ at www.sedarplus.ca, is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF.
Unless otherwise noted, all dollar references in this AIF are expressed in Canadian dollars. In this AIF, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. We also use the other defined terms throughout this AIF which are defined in the Glossary annexed to this AIF.
References to fiscal 2025 or FY2025 refer to the period from April 1, 2024 to March 31, 2025, references to fiscal 2024 or FY2024 refer to the period from April 1, 2023 to March 31, 2024, references to fiscal 2023 or FY2023 refer to the period from April 1, 2022 to March 31, 2023 and references to fiscal 2022 or FY2022 refer to the period from April 1, 2021 to March 31, 2022.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined herein) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts.
Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, our ability to effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as shareholder activism, availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; sustainability risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and sustainability commitments and expectations; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE.
Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in Section 11 “Business risk and uncertainty” of the MD&A of the financial report for the year ended March 31, 2025, which has been filed with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and is available on CAE's website (www.cae.com). The MD&A has also been filed with the U.S. Securities and Exchange Commission and is available on its website (www.sec.com).
Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this AIF are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.
The forward-looking statements contained in this AIF describe our expectations as of June 12, 2025 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this AIF. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
MATERIAL ASSUMPTIONS
The forward-looking statements set out in this AIF are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to defend our position in the dispute with the buyer of the CAE Healthcare business, and the realization of the expected strategic, financial and other benefits of the increase of our ownership stake in SIMCOM Aviation Training (SIMCOM) in the timeframe anticipated. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this AIF and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this AIF, refer to Section 11 “Business risk and uncertainty” of the MD&A of the financial report for the year ended March 31, 2025, available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov), which section is incorporated into the AIF by this reference.

1.    CORPORATE STRUCTURE
1.1    Name, Address and Incorporation
On March 17, 1947, CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.
CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares (Common Shares), and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine. On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA.
CAE’s registered and head office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6.
1.2    Intercorporate Relationships
Select subsidiaries of CAE as of March 31, 2025, their jurisdiction of organization and the percentage of voting securities directly or indirectly held by CAE in such subsidiaries on that date are indicated below. CAE has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of the Company’s consolidated assets or consolidated revenues as at, and for the year ended, March 31, 2025.

Name	Jurisdiction of Organization	Percentage of Voting Securities Held
Canada, United States and Rest of Americas
CAE Aviation Academy Phoenix LLC	Arizona	100%
CAE Aviation Training Chile Limitada	Chile	100%
CAE Civil Aviation Training Solutions, Inc.	Florida	100%
CAE Colombia Flight Training S.A.S.	Colombia	100%
CAE Military Aviation Training Inc.	Canada	100%
CAE North East Training Inc.	Delaware	100%
CAE SimuFlite Inc.	Delaware	100%
CAE South America Flight Training do Brasil Ltda	Brazil	100%
CAE TSP Inc.	Canada	100%
CAE USA Inc.	Delaware	100%
Flightscape Inc.	Delaware	100%
Europe and United Kingdom
CAE Center Amsterdam B.V.	Netherlands	100%
CAE Flight Services Austria GmbH	Austria	100%
CAE GmbH	Germany	100%
CAE Luxembourg Acquisition SARL	Luxembourg	100%
CAE Services Italia, S.r.l.	Italy	100%
CAE STS Limited	United Kingdom	100%
CAE Training & Services UK Ltd.	United Kingdom	100%
Parc Aviation Limited	Ireland	100%
Servicios de Instrucción de Vuelo, S.L.	Spain	80%
Asia, Oceania and Africa
CAE Aviation Training Australia Pty Ltd.	Australia	100%
CAE Brunei Multi-Purpose Training Center Sdn Bhd	Brunei	60%
CAE Kuala Lumpur Sdn. Bhd.	Malaysia	100%

2.    COMPANY OVERVIEW
2.1    Overview
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.
CAE’s Common Shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.
2.2    Geographic and Segment Revenues and Locations
CAE’s consolidated revenue in FY2025 was $4.7 billion and in FY2024 was $4.3 billion, and is broken down as follows:

Revenue by Segment (%)			Geographic Distribution of Revenue (%) (based on location of customers)
	FY2025	FY2024		FY2025	FY2024
Civil Aviation	58	57	Canada	10	11
Defense & Security	42	43	United States	48	49
	100	100	United Kingdom	6	6
			Rest of Americas	3	2
			Europe	14	15
			Asia	16	13
			Oceania and Africa	3	4
				100	100
For information on CAE revenues by reportable segment, reference is made to Section 6 “Results by segment” of the Company’s 2025 MD&A, which section is incorporated by reference into this AIF.
Schedule A sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites as of the date of this AIF.
2.3    Our Purpose, Mission and Vision
Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.

3.    GENERAL DEVELOPMENT OF THE BUSINESS
3.1    Significant Developments of the Three Most Recent Fiscal Years
Fiscal Year 2023 Highlights
Leadership Changes
–    On April 1, 2022, Patrick M. Shanahan joined the Board of Directors of CAE (Board).
–    Effective August 10, 2022, Elise Eberwein and Ayman Antoun were appointed to the Board. In addition, Alan N. MacGibbon succeeded the Honourable John Manley as Chair of the Board. Mr. Manley stepped down from the Board in line with CAE’s term limits policy.
–    On June 20, 2022, Heidi R. Wood stepped down as Executive Vice President, Business Development and Growth Initiatives and President, Healthcare.
–    On September 6, 2022, Abha Dogra was appointed Chief Digital and Technology Officer in a new leadership position. Ms. Dogra’s position evolved to Chief Technology and Product Officer when she took charge of the Product Management function, while continuing to assume her Digital and Technology responsibilities.
Other
–    On August 16, 2022, we announced that we had signed a 15-year agreement with the Qantas Group, to develop and operate a new state-of-the-art pilot training centre in Sydney, Australia.
–    In October 2022, we amended our US$850.0 million unsecured revolving credit facility to increase the total capacity to US$1.0 billion and extended the maturity by one year to September 2027. In addition, we terminated our $300.0 million Sidecar unsecured revolving credit facility, which had no borrowings and was coming to maturity in April 2023.
–    On March 30, 2023, we announced a joint venture to establish the first advanced flight training centre in Athens, Greece. The centre is expected to begin pilot and cabin crew training by the end of calendar 2023 and will be our first training centre in Southeastern Europe.
Fiscal Year 2024 Highlights
Leadership Changes
–    Effective May 1, 2023, Bob Lockett was appointed Chief People Officer, succeeding Dan Sharkey who retired on June 30, 2023, as Senior Vice President, Global Human Resources.
–    On August 9, 2023, Sophie Brochu was elected to the Board.
Significant Transactions
–    On February 16, 2024, we announced the closing of the sale of our Healthcare business to Madison Industries for an enterprise value of C$311 million. The total consideration, after preliminary working capital and selling price adjustments, amounted to $293.4 million, subject to further post-closing adjustments, including on account of working capital. At the time of publication of this AIF, we are engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For more details, refer to Section 7.4 “Contingencies and commitments” in CAE’s 2025 MD&A.

Other
–    On April 4, 2023, we inaugurated our newest business aviation training centre and our first on the U.S. West Coast, located in Las Vegas near Harry Reid International Airport with 50,000-square-foot of space and capacity for up to eight full-flight simulators.
–    On May 30, 2023, we announced the award of a contract from General Dynamics Information Technology to support Flight School Training Support Services at Fort Novosel (formerly Fort Rucker), Alabama. The contract, valued at US$455M, supports the recent award to GDIT by the U.S. Army Program Executive Office for Simulation, Training and Instrumentation for simulation capabilities and training support services to prepare initial entry-level and graduate-level rotary wing flight training at Fort Novosel.
–    On June 12, 2023, we announced the closing of our private offering of $400 million aggregate principal amount of 5.541% Series 1 Senior Unsecured Notes due June 12, 2028. In connection with the offering, we obtained a credit rating for the Notes. See Sections 7.4 “Unsecured Senior Notes” and  7.5 “Credit Ratings”.
–    On June 19, 2023, we announced the signing of an agreement with Boeing through which CAE will become a Boeing Authorized Training Provider, and the first to offer Boeing’s Competency-Based Training and Assessment curriculum.
–    On August 30, 2023, we announced the expansion of our longstanding joint venture with Embraer to include pilot and cabin crew training for the Embraer E-Jets E2 family of commercial aircraft. Embraer-CAE Training Services (ECTS) launched a new pilot training program and deployed a first E-Jet E2 full-flight simulator at the Singapore-CAE Flight Training Centre where training began in January 2024.
–    On February 16, 2024, concurrent with the sale of our Healthcare business, we announced that we will further streamline our operating model and portfolio, optimize our cost structure and create efficiencies.
–    On March 18, 2024, we announced that the signature of a 15-year agreement with Akasa Air, India’s fastest growing airline, to provide Boeing 737MAX pilot training at our facilities in India.
Fiscal Year 2025 Highlights
Leadership Changes
–    On May 16, 2024, Patrick Decostre joined the Board.
–    On May 21, 2024, Nick Leontidis was appointed Chief Operating Officer, as part of a senior leadership reorganization to further strengthen CAE’s execution capabilities and drive additional synergies between CAE’s Defense and Security business and its Civil Aviation business. In this role, he has overall responsibility for both the Civil Aviation and the Defense and Security business segments.
–    On July 25, 2024, we announced that Sonya Branco, Executive Vice President, Finance and Chief Financial Officer would be leaving CAE at the end of August 2024, and that Constantino Malatesta, CAE’s Chief Accounting Officer and Vice-President, Controller Office, would be appointed Interim Chief Financial Officer following her departure.
–    On August 14, 2024, Ian L. Edwards was elected to the Board.
–    On November 12, 2024, we announced that after 20 years at CAE, including 15 years as President and Chief Executive Officer, Marc Parent would be leaving the Company at our Annual and Special Meeting of Shareholders to be held on August 13, 2025 (Meeting), and that a comprehensive global search was underway to identify a new CEO to lead the Company into the future.
–    On February 13, 2025, we announced the appointment of four new directors to the Board: Calin Rovinescu as Chair, Peter Lee, Katherine A. Lehman and Louis Têtu. The appointments were effective as of February 14, 2025, and were made in conjunction with the retirement of four directors: Alan N. MacGibbon, Margaret S. (Peg) Billson, François Olivier and David G. Perkins. Concurrently with the appointments, CAE entered into a customary nomination right agreement with Caisse de dépôt et placement du Québec (CDPQ) and a customary cooperation and standstill agreement with Browning West, LP (Browning West). Please refer to section 11 “Material Contracts” for more detail regarding these agreements.
Significant Transactions
–    On November 5, 2024, we increased our ownership stake in our existing SIMCOM joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of US$232.3 million, subject to customary adjustments. As a result, we obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have each extended their respective exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by five years, bringing the remaining exclusivity period to 15 years.
Other
–    On May 21, 2024, we announced a re-baselining of our Defense and Security business along with impairments and unfavourable contract adjustments related to eight previously identified fixed-price legacy contracts (Legacy Contracts). In the fourth quarter of fiscal 2024, we recorded a $568.0 million non-cash impairment of Defense and Security goodwill and $90.3 million in unfavourable contract profit adjustments as a result of accelerated risk recognition on the Legacy Contracts. We also recorded a $35.7 million impairment of related technology and other non-financial assets which are principally related to the Legacy Contracts.
–    On May 27, 2024, we announced the re-establishment of our normal course issuer bid (NCIB) to purchase, for cancellation, up to 15,932,187 of our Common Shares over a one-year period ending May 29, 2025. Please refer to section 6.2 “Repurchase and Cancellation of Common Shares” for more detail regarding the NCIB.
–    On May 29, 2024, we announced that SkyAlyne Canada Limited Partnership (SkyAlyne), a partnership between CAE and KF Aerospace, was awarded a $11.2 billion, 25-year contract by the Government of Canada to manage the Future Aircrew Training Program for the Royal Canadian Air Force (RCAF). Under the program, SkyAlyne – in collaboration with the RCAF – will design, develop, and deliver a comprehensive training and support system, including live flying, simulation, ground school training, and a suite of in-service support functions to train Canadian military pilots, Air Combat Systems Officers and Airborne Electronic Sensor Operators. On October 1, 2024, we further announced that CAE has signed a 25-year sub-contract valued at approximately $1.7 billion with SkyAlyne, to develop and deliver a range of simulators and training devices for the various aircraft fleets being procured for the RCAF under the program.
–    On June 20, 2024, we inaugurated our first Gulfstream-dedicated business aviation training centre. Located near Gulfstream Aerospace Corp. headquarters in Savannah, Georgia, the new centre has a capacity for up to 4 full-flight simulators.
–    On September 25, 2024, we announced the inauguration of our new training and simulation facility in Tampa, headquarters to the U.S. Division of our Defense and Security segment. The 326,000 sq. ft. campus boasts a 16-bay manufacturing facility for simulation and product development.
–    On October 9, 2024, we announced the deployment of our integrated solution of the U.S. Army High Accuracy Detection and Exploitation Systems (HADES), featuring CAE Bombardier Global 6500 full-flight simulator. The comprehensive training solution is part of the U.S. Army G-2 Intelligence Surveillance and Reconnaissance (ISR) Task Force and the Intelligence and Security Command (INSCOM), under the Department of Defense’s Sentinel task order from Leidos, Inc.
–    On November 18, 2024, we inaugurated a state-of-the-art training facility near Sydney Airport, in partnership with Quantas Group. Initially home to 5 full-flight simulators, 3 fixed training devices and 10 classrooms, the facility is expected to host additional training equipment in the coming years.

–    On January 16, 2025, CAE inaugurated its first Air Traffic Services Training Centre in collaboration with NAV CANADA, the world’s first fully private Air Navigation Service Provider and second largest in terms of the size of its airspace. The training centre, located on CAE’s campus in Montréal, Canada, marked a broadening of CAE’s training portfolio.
–    On February 12, 2025, we announced that CAE had been identified as a strategic partner to the Government of Canada to work with the RCAF to design and co-develop the Future Fighter Lead-in Training program, which will prepare and train pilots to operate Canada’s advanced fighters.
Fiscal Year 2026 to Date
Leadership Changes
–    On June 2, 2025, we announced that at the conclusion of a rigorous global selection process, the Board, on the advice of the Company’s CEO Search Committee, unanimously appointed Matthew Bromberg as President and Chief Executive Officer of CAE, effective August 13, 2025. Mr. Bromberg will join CAE on June 16, 2025 as Incoming President and CEO, working closely with Marc Parent throughout the transition to ensure continuity and a smooth handover of leadership responsibilities. Concurrently with Mr. Bromberg’s appointment, and subject to their election at the Meeting, Calin Rovinescu will become Executive Chairman of the Board and Sophie Brochu will become Lead Independent Director.
Other
–    On June 6, 2025, we announced the renewal of our NCIB to purchase, for cancellation, up to 16,019,294 of our Common Shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when we complete purchases or elect to terminate the NCIB. Please refer to section 6.2 “Repurchase and Cancellation of Common Shares” for more detail regarding the NCIB.
4.    DESCRIPTION OF THE BUSINESS
4.1    Our Strategy
CAE's four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
-    Efficient growth;
-    Technology and market leadership;
-    Revolutionizing training and critical operations;
-    Skills and culture.
Efficient Growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled solutions and regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing organic and inorganic growth.
Technology and Market Leadership
We have a rich and long-dated history of customer centricity, innovation and delivering state-of-the-art technology solutions that define the forefront of the industries in which we operate. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets. Furthermore, our solutions are deployed with a focus on integrated sustainability.

Revolutionizing Training and Critical Operations
We are a global leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings.
Skills & Culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.
More information about CAE’s strategy can be found in Section 3.3 “Our strategy” of CAE’s 2025 MD&A, which section is incorporated by reference herein.
4.2    Our Operations
Our operations are managed through two segments:
Civil Aviation
We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations, and aircraft finance leasing companies.
Information about CAE’s Civil Aviation segment (Civil), including market drivers and profitability drivers can be found in the section entitled “CIVIL AVIATION MARKET” under Section 3.4 “Our operations” of CAE’s 2025 MD&A, which section is incorporated by reference herein.
Defense and Security
We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.
Information about CAE’s Defense & Security segment (Defense), including market drivers and profitability drivers can be found in the section entitled “DEFENSE AND SECURITY MARKET” under Section 3.4 “Our operations” of CAE’s 2025 MD&A, which section is incorporated by reference herein.
4.3    Industry Overview and Trends
CAE’s Civil and Defense businesses are each driven by factors that are particular to each market. However, across all our markets, we see the potential for long-term growth driven by multiple secular factors including: the importance of safety, the critical nature of the operations we support and the digital transformation and virtualization of the physical world. CAE’s core capabilities align very well with these future growth opportunities and going forward, we see significant opportunity to leverage our market and technological expertise as a bigger, stronger and more profitable CAE.
CAE believes the civil aviation market is mostly affected by pilot and maintenance training and industry regulations, safety and efficiency imperatives of commercial airlines and business aircraft operators, and the secular global growth in air travel, measured in revenue passenger-kilometers (RPK). A positive RPK trend typically results in increased need for aircraft, pilots, crew and modernized flight operations solutions. Additional factors influencing civil aviation include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics and hiring, certification requirements, complexity of airline operations digital solutions, market demand for commercial and business air travel and helicopter transport; the latter two are also influenced by corporate profits and activity in the oil and gas sector. Section 3.4 “Our operations” of CAE’s 2025 MD&A provides more detail regarding the civil aviation market trends and outlook.
CAE believes the defence and security market is mostly influenced by a combination of the growth in defence spending, the changing nature of the geopolitical security environment, and rapidly evolving technologies. Demand for CAE’s Defense products and services are also influenced by the degree to which governments globally lean towards the outsourcing of operational support functions (including provision of advanced training) to the private sector to buffer shortfalls in operational personnel. We continue to experience the effects of unpredictability in defense procurement and new contract awards due to changing global security requirements, reduced bandwidth within government procurement agencies, and changing procurement priorities, all of which can impact adjusted order intake1. Our Defense business is also affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft or operating other military capital assets with demanding procedural qualities. Section 3.4 “Our operations” of CAE’s 2025 MD&A provides more detail regarding the defence market trends and outlook.
4.4    Innovation and Research and Development
Overview
CAE represents nearly 80 years of industry firsts—the highest-fidelity flight and mission simulators, training programs and airline critical operations services powered by digital technologies. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions.
We digitalize the physical world, deploying software-based simulation training and critical operations support solutions to the civil aviation and defence and security markets globally. We leverage the power of data to enable instructors to train pilots to be more competent in their skills, and to enable airlines to manage their critical operations in the most efficient and effective way. Our full-spectrum solutions are helping deliver more immersive and effective products, services, and solutions and empower pilots, airlines and defence and security forces to perform at their best every day in the moments that matter.
Technology leadership and a deep-rooted innovation culture are key fundamentals in the four pillars of CAE’s strategy.
Sector Technology Trends
Most evolving technology trends in the aerospace sector remain consistent: the digitalization of operations, the decarbonization of the industry, as well as advancements in future mobility platforms, all of which remain priorities for the industry. One of the central needs of the aerospace sector is the efficient training of pilots to address growing and currently unmet demands. The modernization of the training systems is expected for the new generation of learners, leveraging data analytics and objective assessments, to deliver the highest quality of training. New entrants into the logistics and transportation sectors are developing platforms for urban air mobility and are introducing the use of drones for commercial applications, a trend that is contributing to accelerate the development cycles and that is supported by significant investments into this promising sector. Electrical propulsion, hydrogen powered aircraft and sustainable aviation fuels are also on the drafting table of several technology demonstrators and the aerospace sector strategic plans toward decarbonization of flight. In addition, some trends are currently accelerating, such as the integration of artificial intelligence (AI) to improve the quality, efficiency and effectiveness of existing aerospace and aviation technology solutions, as well as potential regulatory changes increasing simulator training hours for pilot qualifications.
1 Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received: for the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

The peer threats underscore the importance of defence technology trends such as joint training, large operational and training intelligence data sets processed, integrated, and made available for use in real-time. Common operating views amongst the five domains (Air, Land, Sea, Space, and Cyber) are being integrated across large scale interoperable training systems. Addressing the pilot shortage and pilot training cycles continue to be a priority given the challenges of the complex advanced and future generation fighter platforms. Mission readiness remains a key focus area which advanced technologies can enable as a priority in the defense sector.
Innovation and R&D Programs
CAE has a long history of conducting large-scale R&D programs in the field of modeling and simulation for aerospace training services and products. CAE consistently ranks among the top 20 Canadian companies for investments in R&D, including the second highest spender in Aerospace and Defence in Canada’s Top 100 Corporate R&D Spenders 2024, where CAE ranked 14th among all sectors. We continue to focus significant resources in areas such as data analytics, AI, immersive environments, and more – all aimed at digital immersion that will help our customers achieve their best performance in the moments that matter.
In FY2025 CAE completed a project aiming to develop monitoring tools to detect and characterize biases in industrial systems introduced during operations, in order to increase the reliability and robustness of these systems. CAE carried out the project with industrial partners from the telecommunications and AI sectors respectively and with a public research centre under the umbrella of Confiance.ia, Québec’s industrial consortium for the development of sustainable, ethical, secure and responsible AI. The project produced a guide on analyzing algorithmic and cognitive biases. It also created a benchmark of analysis solutions and developed a web application with a graphical interface to detect and analyze automation biases related to cognitive overload in decision-making systems. Additionally, in FY2025 CAE continued the work on Project Eco-Envol, initiated in FY2024 in collaboration with two other Québec aerospace companies. The project aims to support sustainable approaches for complying with EU REACH, a European regulation that governs the use of chemicals in products, assist SMEs in developing their environmental compliance to promote sustainable aviation more effectively, and collaborate with CAE's suppliers to monitor and substitute Substances of Very High Concern in our products, thereby enhancing the performance and sustainability of our aerospace ecosystem.
In FY2024, CAE announced a long-term and wide collaboration with the National Research Council (NRC) Canada to support research advancement in technology across Advanced Air Mobility (AAM), clean tech, climate change and more. The goal is to expand CAE’s leadership role in the further development of air transport industries. As the first joint effort, CAE has worked closely with the NRC on electric aircraft technology. Also in FY2024, CAE completed a multi-year collaborative R&D project for the development of the “Aircraft for the digital and sustainable mobility of tomorrow.” As part of this initiative, CAE and its partners have accelerated the technology development, the digital transformation, and knowledge for the advancement of future aircraft technologies, such as electric aircraft, hybrid propulsion, as well as advancing the development of associated infrastructures and services.
In FY2023, CAE completed its investments in one of its major innovation projects which was launched in 2019 and under which CAE announced that it would invest to stay at the forefront of the global training industry. CAE is constantly strengthening its products and services and leveraging digital technologies, ranging from big data to AI, cloud-computing, platforms, cybersecurity, virtual reality (VR) and mixed reality (MR). The initiative has enabled CAE to pioneer next generation training solutions for the civil aviation and defence and security sectors. Capitalizing on its expansive training network and robust data ecosystem, CAE has solidified its distinctive global presence. This strategic development underscores CAE’s commitment to innovation and its pivotal role in shaping the future of training technologies. As a result of this project, CAE continues to maintain strong partnerships with the innovation ecosystem including OEMs, small/medium enterprises, and collaboration partners, such as universities, colleges and research centres that contribute to CAE’s success.
In July 2021, CAE launched a major five-year R&D investment program that reinforces CAE’s position as a global technology leader, creates high-value jobs and collaborations and contributes to a greener, safer and more inclusive world. We are investing $1 billion in a transformation project to develop the technologies of tomorrow, including digitally immersive solutions using data ecosystems and AI in civil aviation and defence and security. As part of this project, CAE is developing dedicated end-to-end technology, operational support and training solutions tailored for AAM, as well as green light aircraft technologies. We are also partnering with Governments of Canada and Québec to open up these new markets for CAE, Canada and Québec. CAE continues to collaborate and co-develop technology solutions with small and medium companies and work with post-secondary institutions, research centres and STEM institutions to create Work Integrated Learning opportunities for students as well as scholarship positions. Advancements continued in FY2025, including the development of many proof-of concepts to enhance safety, efficiency and effectiveness across the different training domains and platforms, including green aviation technologies, as well as advancing CAE’s digitally immersive and AI-powered high-tech training and operational support solutions.
Selected Innovation Highlights Across CAE’s Business Segments
CAE’s digital transformation has continued at an accelerated pace with a clear strategic focus to achieve major digital transformation objectives across CAE’s businesses. We have all the building blocks to be a unique provider of premium training services in aerospace and defence, by leveraging a trusted data lake and security-by-design engineering practices.
AI is revolutionizing the aviation industry, prompting CAE to delve into the transformative potential of a comprehensive data environment and AI deployment to boost productivity, enhance its product offering and drive revenue growth. We are convinced that AI can expedite opportunities that enhance process efficiency and maximize the utilization of assets and resources, thereby increasing training sales and generating cost savings. This is expected to have an impact across our business, including training services, hardware sales, airline operations digital solutions, project delivery and corporate services. We are also accelerating the integration of AI capabilities within our solutions offerings across all our segments. Our commitment to safety remains paramount, and we are committed to traceable, safe and ethical use of this technology.
AI and big data for and from training services delivered by CAE remain high priority strategic transformation themes in the CAE R&D technology roadmap. The development of AI algorithms from the data generated during the pilot’s training journey is at the centre of future aviation training marked by a paradigm shift towards data driven evidence and insights. The CAE AI & Analytics Platform (CAE Rise™) has been augmented with new AI algorithms providing numerous distinct insights. This allows it to function as a co-pilot to flight instructors, increasing training efficacy and helping training centre supervisors to objectively calibrate the effectiveness of instructors by leveraging telemetric and biometric data. CAE is shaping the future of training through innovations introduced with CAE Rise™ allowing to improve training quality, objectivity and efficiency through the integration of untapped data-driven insights into the training journey of aviation professionals.
In FY2025, CAE continued to develop its new CAE Connect™ digital platform and will continue to grow it as an omni-digital platform to connect all services and products together to be used by all users, whether they are CAE training centres employees (such as instructors, sales representatives and training centre management), customers or pilots to offer a frictionless experience between our customers and our operations. The strategy will harness the comprehensive data amassed across various platforms, granting users tailored access to pertinent information. CAE Connect™ also benefited from the AI boost with new added functionalities enabling the optimization and effective management of demand and supply within the training network. It helps optimize allocation of training resources like instructors, simulators, classrooms and courseware to meet the demands that can be predicted. This approach is designed to enhance asset utilization, streamline interactions, and refine operational efficiency, ultimately bolstering customer engagement and loyalty. It also uniquely positions us by establishing a strong foundation to become an eventual marketplace for training between airlines, OEMs and training providers. In FY2025, these efforts increased our sellable capacity and enabled over 5,500 business aviation customers through the online portal, increasing efficiency in doing business with CAE. In addition, we enabled online payments through the platform, streamlining payments compared to traditional payment models.
In the future, between CAE Rise™ and CAE Connect™, we are positioned to offer a complete training data digital thread from training to biometrics to flying data, depending on customer context and regulatory environment.
In FY2022, CAE announced CAE Prodigy™ an ambitious multi-year program to develop a new generation of image generators based on gaming technologies for its civil and defence and security markets. The objective was to dramatically increase the immersive cueing provided to pilots and operators, improving the synthetic environment density and realism of the training environment, all while processing digital content from industry standard formats. In FY2024, CAE became the first aviation simulation and training organization in the world to flawlessly incorporate a gaming engine into its full-flight simulator visual system, attaining Level D qualification – the most prestigious certification available in simulation. This milestone represented a pivotal advancement as we shift our efforts towards enhancing its functionalities to address the requirements of the defence and security market.

Throughout FY2025, CAE qualified CAE Prodigy™ on several full flight simulators and has deployed CAE Prodigy™ on 15 additional simulators that will be delivered through FY26, as it becomes the baseline offering for all CAE Civil Aviation simulators. As of the date of this AIF, CAE remains the only company to have qualified an image generator to Level-D standards based on a modern gaming engine. Late in FY2025, CAE deployed the system on helicopter training devices and expects to incorporate this cutting-edge technology on the next-generation UAV Mission Trainers to enhance the realism and effectiveness of the training and ensure that operators are well-prepared for their missions.
Also in FY2025, CAE showcased an immersive pilot training application leveraging the Apple Vision Pro mixed reality headset at the NBAA-BACE event. By using spatial computing to bring true-to-life precision to flight deck interactions, the app will allow pilots to remotely complete training activities that are currently only available in training centres. As part of CAE’s training ecosystem, the app will not only further increase the effectiveness and speed of training pilots safely but will also enable pilots to train anytime from anywhere. The app is currently being tested on the Bombardier Global 7500 program and is scheduled to be rolled out on several additional aircraft platforms in FY2026.
In FY2024 and FY2025, CAE sold and delivered multiple training systems from the CAE TRAX Academy, an advanced training continuum designed for more efficient military pilot training. This system incorporates the CAE Sprint VR trainer, utilizing cutting-edge MR technologies and CAE Rise™, for AI-driven synthetic coaching. The training system promotes self-paced learning within an immersive, high-fidelity virtual environment. Additional devices have been deployed to customers, and collaborative trials are underway to enhance the learning and training experience.
Also in FY2024, CAE secured the U.S. Army’s Phase II rapid prototyping for the Soldier Virtual Trainer (SVT) program. This 20-month project will refine the Weapons Skills Development prototype, SVT Core system, and Intelligent Tutor. Following a competitive two-year selection, the SVT prototype, part of the Synthetic Training Environment, will enhance soldier-led training. The SVT program, under the Program Executive Office for Simulation, Training and Instrumentation, is set to replace outdated training systems, filling training gaps and preparing soldiers for multi-domain operations. CAE Defense & Security prioritizes these agile solutions to meet global customer needs and modernization goals.
Innovation Across CAE’s Operations
In FY2025, CAE continued major transformation projects to set the stage for a much larger future business and to transform our industry through digital technology innovation and thought leadership. We are pursuing several projects with the intent of optimizing our operating model, further digitalizing our processes, and ultimately generating significant and recurring economies of scale. CAE has introduced leading technologies into our processes and operations which includes the digitalization and optimization of our manufacturing, sourcing activities, and related IT infrastructure. CAE and its project partners are collaborating to develop capabilities to reduce production cycle times, minimize inventory, and improve product time-to-market.
CAE harnesses AI to streamline operations and enrich the user experience. A notable example is the deployment of an AI Developer Assistant to over 1,000 developers, accelerating the pace of software development. In the financial department, the introduction of cognitive services for accounts payable has not only improved efficiency but also raised employee satisfaction significantly. In FY2025, CAE also established a solid foundation for future AI applications, including corporate chatbots, content generation assistants for courseware, and advanced retrieval-augmented generation tools. Moreover, CAE has bolstered its machine learning operations infrastructure to create, deploy, and maintain sophisticated AI models. This includes a predictive model currently used in business aviation training to determine the probability of customer cancellations, with additional models in the pipeline designed to predict training needs and enhance resource management.
Looking ahead to FY2026, CAE has established a products and technology roadmap that will focus on three major axes: customer experience excellence, improving operational efficiencies and building the future of training and critical operations. All three axes will benefit from an acceleration in the deployment of AI use-cases across the Company, both unleashing internal efficiency gains as well as increasing proficiencies for our customers. All roadmap activities will focus on delivering personalized training journeys using AI-driven coaches and concierges, creating new revenue streams, including mission simulation engines, generating pilot training analytics and increasing efficiency across our value chain.

4.5    Production and Services
CAE provides comprehensive solutions involving products and services to equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions.
Production
CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Arlington and Tampa in the U.S.; and Stolberg, Germany.
Most of our manufacturing and integration activities for Civil and Defense are conducted at CAE’s facilities in Montreal and Arlington, with some integration and update related work also being conducted at the Tampa and Stolberg sites. The Arlington and Tampa facilities conduct military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts.
Investments such as manufacturing automation equipment, supply chain logistics tools and AI continue to improve CAE’s manufacturing efficiency and agility as well as augment the accuracy of supply chain decision making.
Services
CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has around 240 sites and training locations in over 40 countries.
These locations include type rating training organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defense training centres offering academic, simulator and live flying training to produce qualified military aircrews; an air traffic services training centre delivering initial training to future air traffic controllers and flight service specialists; and several locations from which CAE offers technical support services to aviation training centres.
CAE provides a range of technical support services to Civil and Defense simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Civil and Defense upgrade services are not restricted to CAE products as CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual orders. CAE believes that our service business provides opportunities to influence the upgrade of installed full-flight simulators while providing valuable insights into customer training needs.
Our airline operations digital solutions segment (Flightscape) offers a suite of products that provide solutions for airline operations including training management, crew management, flight management, airport management, in-flight services management and operations control. With our integrated platform, the operations control desk now has a single environment to communicate, providing insights and predictions on possible disruption and delays hence allowing airlines to reduce operating costs and enhancing customer satisfaction. The benefits for our airline management solution include reduced fuel and carbon emissions for both regular and irregular operations. Our crew and airport management solution decreases disruption related crew costs and improves staff utilization. Finally, our movement management solution decreases delay and cancellation costs for airlines.
In Defense, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 145 sites around the world, in addition to mission computing support, maintenance information management services, and other diverse services not directly related to simulation and training. CAE is also the global sole provider of fixed and rotary wing-qualified Magnetic Anomaly Detection equipment to Western militaries.
CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability-based planning, advanced synthetic environments, cybersecurity, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.
4.6    Specialized Skills and Knowledge
CAE predominantly employs graduates in engineering and software development, as well as pilots, instructors, flight training experts, flight dispatching experts and airlines operation specialists. As an industry leader, CAE is able to train its staff in the technology and software required for simulation, aircraft equipment and airline software implementations. Flight instructors are typically recruited from the ranks of former airline or military pilots. Recognizing that engineering and software development talent is critical to CAE’s innovation capability, CAE has a career framework to develop the talent pipeline within the CAE technology community.
Flight instructors are CAE’s second-largest employee group after engineers and are the Company’s face in front of customers. They are also key to ensuring we maintain our position as the industry’s gold standard in training. We have implemented a number of initiatives to improve our instructor capabilities under our new training organization. The Global Leader in Training strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Our strategy was developed to recruit, develop and retain the best instructors and includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative also helps us build the right HR infrastructure around instructors and give them the tools they need to excel.
To optimize training leadership, CAE is investing in several key areas:
–    Enhancing instructor performance – as a result, CAE is strengthening its instructor support infrastructure, including new functions, processes and technical support tools;
–    Enhancing course offering by investing in courseware development and training delivery support tools;
–    Training service innovation – CAE is continuing to invest in R&D to innovate its training service offering and is leveraging its engineering organization and capabilities to support strategic training solutions;
–    Upskilling and reskilling of its workforce especially as emerging and disruptive technologies are adopted and implemented in CAE’s processes, products, and services; and
–    Creating meaningful work-integrated learning opportunities in support of future generations and CAE’s future talent and workforce.
4.7    Competition
We sell our simulation products, training services and digital solutions in highly competitive international markets and we expect such competition to intensify in the future. Section 11.1 “Strategic risks” of CAE’s 2025 MD&A contains more information regarding competition as a risk factor for CAE.
4.8    Supply Chain
CAE deals with a variety of goods and services suppliers across our business segments. Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic components) are available off the shelf from multiple commercial sources. We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to captive product pricing risk, delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us.

Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase project costs and result in declining bid performance. Advances in AI, digitalization and electrification, coupled with geopolitical pressures may intensify global supply chain imbalances in certain raw materials and electronic commodities. In this evolving context, supply chain shortfalls and disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs or finish projects, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations.
Please refer to Sections 11.1 “Strategic risks”, 11.2 “Operational risks” and 11.6 “Legal and regulatory risks” of CAE’s 2025 MD&A for more detail regarding geopolitical uncertainty, OEM encroachment, changes in U.S. trade policies or regulations, supply chain disruptions, subcontractors, and third-party intellectual property as risk factors for CAE.
4.9    Intellectual Property
CAE relies, in part, on patent and industrial design registrations, trade secrets, trademarks, copyrights and contractual restrictions, such as confidentiality agreements and licences, to establish and protect its proprietary rights. CAE owns a comprehensive portfolio of patent and industrial design registrations that confers exclusive rights over high-value inventions and designs in strategic markets. As of March 31st, 2025, the portfolio has 280 active registrations and 91 pending applications.
While many intellectual property assets are protected via patent and industrial design registrations, others are strategically protected as trade secrets or alternatively, via defensive disclosures to forestall anyone else from subsequently claiming them as their own.
CAE leverages its trademark portfolio to prevent third parties from eroding its brand equity, an asset that has grown in value over the years as the CAE has delivered excellence to its customers on a consistent basis.
CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with employees to protect proprietary information, including trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.

Please refer to Sections 11.3 “Cybersecurity risks”, 11.6 “Legal and regulatory risks” and 11.9 “Technological risks” of CAE’s 2025 MD&A for more detail regarding risks relating to cybersecurity, intellectual property and IT.
4.10    Cycles
In Defense, order levels may vary significantly from quarter to quarter because of the irregular timing of government orders, and procurement processes, and budget cycles. Defense sector purchasing is also significantly impacted by the global security environment and political and administration changes. CAE mitigates this variability with sustained business environment and market assessment practices, and by proactively engaging with government clients to explore alternatives to traditional procurement approaches. It also seeks to default to long-term training and in-service support arrangements wherever possible, with 20-25 year support contracts being the norm for many advanced systems.
The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline and business aviation industries. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions.
In addition to all the above, business risks relating to our business and business strategy, our markets and the international scope of our business and our industries and macroeconomic conditions, as detailed in Section 11 “Business risk and uncertainty” of CAE’s 2025 MD&A, each add their own elements of uncertainty pertaining to the Company’s business cycles.

4.11    Employees
To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce.
CAE employs approximately 13,000 employees; of these, approximately 2,300 are represented by unions and are covered by 54 collective agreements as of March 31, 2025. These collective bargaining agreements have varying terms and expiration dates. The Company maintains positive and constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness.
CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Bi-Annual Talent and Leadership Review Process, a focus on workplace culture and the assessment and related development plans for current and future leaders, and an overall commitment to employees’ physical and mental well-being. The Company invests in its employees through technical and leadership training, as well as project assignments and developmental career moves focused on supporting the employees overall work experience and career growth.
Our financial position, global brand reputation and ability to achieve strategic objectives may be adversely impacted by a failure to manage attrition, retain and integrate key personnel, develop our leaders, maintain an appropriately sized workforce to meet contract needs, and transition employees from completed projects to new projects or between internal business groups.
Please refer to Section 11.4 “Talent risks” of CAE’s 2025 MD&A for more detail regarding risks relating to talent and labour as risk factors for CAE.
4.12    Sustainability
At CAE, sustainability is integral to who we are as a company and how we make a difference by making the world safer. Sustainability is embedded in our culture and built into our business model, decisions and actions. Our priority is to ensure the safety and well-being of our employees and customers, as well as creating long-term value for all our stakeholders where we are located. The Board has responsibility for reviewing and approving the Global Annual Activity and Sustainability Report, including the underlying sustainability roadmap, its objectives and progress, and performance data.
CAE’s noble purpose, making the world safer captures how CAE makes a difference in the world and drives its decisions and actions. Making civil aviation safer, and supporting peace and democracy with allied forces readiness, are both rooted in the principles of sustainability impact.
Over FY2025, many of our initiatives had a significant sustainability impact. Amongst those initiatives:
–    We received approval from the Science Based Targets initiative (SBTi) of our near-term (10 years) reduction targets. CAE is committed to reduce Scope 1 and 2 emissions by 85.7% against FY2019 baseline and Scope 3 emissions by 32.5% against FY2022 baseline by the end of FY2033. The Scope 3 target is applicable only to the following categories: purchased goods and services, capital goods and fuel and energy related activities. These ambitious targets will guide our decarbonization journey and help us transition from carbon neutrality to net zero emissions. To that extent, we have implemented a comprehensive decarbonization strategy with four value streams: aviation, sourcing, products and services, and buildings. We have made progress in each of these areas, such as working on developing an electric conversion kit for our ab initio training aircraft, applying circular economy principles, optimizing our products for energy efficiency, integrating low-carbon technologies, and applying sustainable building standards. In addition, this year, our Civil Aviation and Defense & Security business units developed tactical decarbonization plans that will help us progress toward scope 1 and 2 FY2033 targets set against our FY2019 baseline.
–    We developed a shadow internal carbon price (ICP) process to build carbon considerations into our future capital allocation decision-making. Our shadow ICP complements the business units’ plans as an additional mechanism for them to measure the impact of potential opportunities on CAE’s progressive transition to less carbon-intensive growth. The shadow ICP process will equip business leaders with relevant data on carbon emissions associated with growth projects. They will be able to plan future investments needed to reduce or mitigate carbon emissions of projects at the outset.

–    We have also strengthened our engagement with our customers, suppliers, partners and industry peers to collaborate on solutions and best practices that support the decarbonization of the aerospace sector. We have made significant progress on engaging with our suppliers through our Resilient together program. The program focuses on our strategic suppliers, providing them with support and identifying incremental objectives to strengthen our supply network and evolve our suppliers’ business, operations and sustainability practices. In FY2025, 90% of strategic direct suppliers, representing 98% of CAE’s strategic direct spend, were scored or in the process of being scored by our third-party risk monitoring tool, EcoVadis, over a wide range of risks from environment to human rights matters. In addition, as a co-founder of the nonprofit organization Décarbone+, we support suppliers with their own carbon inventory and decarbonization measurement and reduction capabilities. Among the outcomes, these initiatives identify opportunities to leverage decarbonization as a means to strengthen the sector's competitiveness and resilience.
–    Our sustainability strategy is also driven by our commitment to create social value and foster a culture where every employee can grow, contribute, and succeed. In FY2025, we received several awards and recognitions for our workplace efforts, which reflect our continuous commitment to attracting, developing and supporting top-talent based on skills and contributions. We progressed on our reconciliation journey to strengthen relations with Indigenous peoples in Canada with closer engagement with our Indigenous Advisory Board and offering training to all Canadian employees on legal frameworks governing practices with regards to private engagement with Indigenous communities.
–    We have continued to strengthen our sustainability governance framework, policies and disclosure practices, reporting processes and controls in preparation for external assurance of our extra-financial data and compliance with existing and upcoming frameworks mandating disclosure of sustainability data in financial reporting. We have also expanded our transparency efforts on scope 3 GHG emissions inventory with the disclosure of an additional category, use of sold products, for the first time.
–    Our performance and achievements related to sustainability factors are set out in our Global Annual Activity and Sustainability Report. Our objectives, management approach, initiatives and highlights across the Environmental, Social and Governance factors are also outlined in this report, which is available at www.cae.com/sustainability.
CAE’s commitment to the United Nations Global Compact and to the United Nations Women Empowerment Principles, as well as its considerations of sustainability factors, are translated in its policies and codes, including the following policies available on CAE’s website:
–    Anti-Corruption Policy;
–    Business Courtesies Policy;
–    Charitable Donations and Sponsorships Policy;
–    Code of Business Conduct;
–    Conflict Minerals Policy;
–    Global Environment, Health and Safety Policy;
–    Human Rights Policy;
–    Inclusion and Equal Opportunities Policy;
–    Internal Reporting and Whistleblowing Policy;
–    Lobbying and Political Contributions Policy; and
–    Supplier and Business Partner Code of Conduct.
Our reporting references the Sustainability Standards of the Global Reporting Initiative (GRI). An independent institution, the GRI provides a globally accepted framework for sustainability reporting across companies and industries. CAE also reports to the Sustainability Accounting Standards Board according to two industry-specific standards, and to the Carbon Disclosure Project. As the regulators further advance potential disclosure requirements, we are preparing for climate change risks financial reporting. CAE abides by the principles of the United Nations Global Compact. We continue to report on the United Nations Sustainable Development Goals (SDGs), on the five goals below to which our corporate strategy and business model are most aligned and by mapping these goals to our material sustainability issues. We intend to continue the process of integrating the SDGs and to report on our progress accordingly:
Information about CAE’s sustainability strategy and initiatives can be found in our Global Annual Activity and Sustainability Report available online at https://www.cae.com/sustainability/.
4.13    Foreign Exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar and the Euro. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world. Sections 8.3 “Financial instruments” and 11.5 “Financial risks” of CAE’s 2025 MD&A contain more information regarding foreign currency as a risk factor for CAE.
4.14    Reorganizations
In February 2024, concurrent with the sale of our Healthcare business, we announced that we will further streamline our operating model and portfolio, optimize our cost structure and create efficiencies. Costs related to this restructuring program totalled $39.3 million in FY2024 and $40.6 million in FY2025. These expenses consisted mainly of severances and other employee-related costs, as well as impairment of property, plant and equipment, intangible assets and right-of-use assets related to the termination of certain product offerings within the Civil Aviation segment. This restructuring program was completed in the second quarter of FY2025.
Please refer to Section 5.3 “Restructuring, integration and acquisition costs” of CAE’s 2025 MD&A for more information on restructuring, integration and acquisition costs.
5.    BUSINESS RISK AND UNCERTAINTY
For a description of risk factors associated with CAE and its business, refer to Section 11 “Business risk and uncertainty” in CAE’s 2025 MD&A, which section is incorporated into the AIF by this reference.
6.    DIVIDENDS AND DISTRIBUTIONS
6.1    Dividends
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy periodically based on the cash requirements of our operating activities, liquidity requirements and projected financial position. CAE did not declare nor pay any dividend in FY2023, FY2024 and FY2025.
6.2    Repurchase and Cancellation of Common Shares
On June 6, 2025, we announced the renewal of the Company’s NCIB program to purchase up to 16,019,294 of our Common Shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when we complete purchases or elect to terminate the NCIB. Purchases under the NCIB will be made through the facilities of the TSX in accordance with the TSX’s applicable policies or the facilities of the NYSE in compliance with applicable NYSE rules and policies and U.S. laws, or in such other manner as may be permitted under applicable stock exchange rules and applicable securities laws, including through alternative trading platforms and privately-negotiated, off-exchange block purchases. The price CAE will pay for any Common Shares is the market price at the time of acquisition, plus brokerage fees. In the case of off-exchange block purchases, purchases will be made at a discount to the prevailing market price in accordance with and subject to the terms of applicable exemptive relief. All Common Shares purchased pursuant to the NCIB will be cancelled.
In FY2025, we repurchased and cancelled a total of 856,230 Common Shares under the previous NCIB, at a weighted average price of $24.85 per Common Share, for a total consideration of $21.3 million. The Company did not have an NCIB during FY2023 and FY2024, and as such no Common Shares were repurchased for cancellation under an NCIB during those two fiscal years.
7.    CAPITAL STRUCTURE AND MARKET FOR SECURITIES
7.1    Share Capital Description
Our Board has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. CAE did not declare nor pay any dividend in FY2023, FY2024 and FY2025.
Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series. Each Common Share entitles the holder thereof to dividends if, as and when declared by our Board, to one vote at all meetings of holders of Common Shares and to participate, pro rata, with the holders of Common Shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to Common Shares.
As at the close of business on March 31, 2025 and June 12, 2025 respectively, 320,265,108 and 320,559,699 Common Shares were issued and outstanding. There are no preferred shares issued and outstanding.
7.2    Common Share Trading Price and Volume
The outstanding Common Shares of CAE are listed and posted for trading on the TSX and on the NYSE under the symbol CAE.

CAE Inc. TSX Share Price Information - FY2025
Month	Min.	Max.	Total Volume
April 2024	$25.42	$27.46	18,796,107
May 2024	$25.26	$28.85	31,019,309
June 2024	$24.77	$26.58	26,462,490
July 2024	$24.40	$26.36	18,482,072
August 2024	$22.62	$24.67	18,146,245
September 2024	$23.86	$25.39	23,032,282
October 2024	$24.50	$26.49	23,600,766
November 2024	$25.04	$32.91	39,187,162
December 2024	$32.75	$36.52	25,436,102
January 2025	$33.84	$35.38	23,506,008
February 2025	$33.36	$38.03	25,189,471
March 2025	$34.10	$36.48	26,172,390

CAE Inc. NYSE Share Price Information - FY2025
Month	Min. (USD)	Max. (USD)	Total Volume
April 2024	$18.54	$20.22	12,637,162
May 2024	$18.49	$21.10	14,662,583
June 2024	$18.03	$19.41	14,218,227
July 2024	$17.65	$19.28	10,416,350
August 2024	$16.29	$17.95	13,155,771
September 2024	$17.60	$18.75	14,200,309
October 2024	$17.60	$19.19	11,322,630
November 2024	$17.95	$23.47	12,949,696
December 2024	$22.70	$25.38	8,267,345
January 2025	$23.53	$24.67	9,568,420
February 2025	$23.09	$26.78	12,403,912
March 2025	$23.58	$25.55	9,924,757
7.3    Prior Sales
For the 12-month period ending March 31, 2025, the Company has issued Common Shares and securities convertible into, or exercisable or exchangeable for, Common Shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
April 1, 2024 – March 31, 2025	Common Shares	Exercise of options and vesting of PSUs and RSUs	2,809,105	$24.32 (weighted average price)
April 1, 2024 – March 31, 2025	Stock options	Grant of options	779,288	$25.45 (weighted average price)
April 1, 2024 – March 31, 2025	Performance share units (PSUs)	Grant of PSUs	903,341	$25.42 (weighted average price)
April 1, 2024 – March 31, 2025	Restricted share units (RSUs)	Grant of RSUs	393,805	$26.13 (weighted average price)
7.4    Unsecured Senior Notes
In June 2023, CAE completed a private offering of $400.0 million of unsecured senior notes Series 1, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028 (the Notes). The net proceeds were used to repay certain indebtedness outstanding under the Company’s revolving credit facility and for general corporate purposes.
The Notes are direct, senior unsecured obligations of the Company, and rank pari passu in right of payment with other series of unsecured unsubordinated notes that may be issued under the Trust Indenture between the Company and BNY Trust Company of Canada, as trustee (regardless of their series or actual dates or terms of issue) and with all other existing and future unsecured and unsubordinated indebtedness of the Company. The Notes are guaranteed, jointly and severally, on a senior unsecured basis, by certain of the Company's subsidiaries.
In connection with the offering, we obtained a credit rating for the Notes. See Section 7.5 “Credit Ratings”.
7.5    Credit Ratings
As of June 12, 2025, CAE and the Notes are rated by one rating agency, S&P Global Ratings (S&P). Our credit ratings as of such date were as follows:

S&P GLOBAL RATINGS
	Rating	Outlook
Issuer Credit Rating	BBB-	Negative
Notes	BBB-	Negative
Our credit ratings are given the following credit characteristics by S&P, which are based on information made available to the public by S&P.
–    S&P has 9 long-term issuer credit ratings and 10 long-term debt credit ratings, each ranging from AAA to D, and uses the addition of a plus (+) or minus (-) sign in categories AA to CCC to show relative standing within the rating categories. The absence of either a plus (+) or minus (-) designation indicates the rating is in the middle of the category.
–    S&P’s long-term issuer credit rating scale provides a forward-looking opinion about an issuer’s overall creditworthiness. It focuses on the issuer’s capacity and willingness to meet its financial commitments as they come due, and does not apply to any specific financial obligation. The BBB- issuer credit rating assigned to us by S&P indicates that we rank in the fourth highest of S&P’s 9 issuer credit rating categories. An issuer that is rated in the BBB category by S&P is considered to have adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to weaken the issuer’s capacity to meet its financial commitments.
–    S&P’s long-term debt credit rating scale provides a forward-looking opinion of the creditworthiness of an issuer with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the issuer to meet its financial commitment on an obligation in accordance with the terms of the obligation, among other factors. The BBB- long-term debt credit rating assigned by S&P to the Notes indicates that the Notes rank in the fourth highest of S&P’s 10 long-term debt credit rating categories. A debt instrument that is rated in the BBB category by S&P is considered to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the issuer’s capacity to meet its financial commitments on the debt instrument.
–    S&P uses “rating outlooks” to provide its assessment regarding the potential direction of a long-term credit rating over the intermediate term, which is generally up to two years for investment grade issuers and debt instruments. Rating outlooks fall into four categories: Positive, Negative, Stable and Developing. In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions.
These ratings provide investors with an independent measure of the credit quality of CAE and the Notes. However, they are not a recommendation to buy, sell or hold any securities of CAE, and they may be revised or withdrawn at any time by S&P. Ratings are determined by S&P based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. The credit ratings assigned by S&P may not reflect the potential impact of all risks related to CAE and the Notes or the value of the Notes. In addition, real or anticipated changes in the credit ratings assigned to us or our securities will generally affect the market value of the Notes.

As is common practice, S&P charged us for their rating services, which include annual monitoring fees for monitoring the Company and updating the ratings, in addition to one-time rating fees when the Notes were issued. We reasonably expect that such payments will continue to be made for rating services in the future. No additional payment was made to S&P for other services provided to us during the last two fiscal years.
8.    DIRECTORS AND EXECUTIVE OFFICERS
The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Executive Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.
More information concerning the nominees proposed for election as CAE’s Directors may be found in the Management Proxy Circular dated June 12, 2025, in connection with our Annual and Special Meeting of Shareholders to be held on August 13, 2025. All current members of the Board (except for our outgoing President and CEO, Marc Parent) are nominees for election at the Meeting, and one additional individual, our incoming President and CEO, Matthew Bromberg, is a nominee for election at the Meeting.
In addition to fulfilling all statutory requirements, the Board oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the monitoring of the corporate governance system; (iv) the integrity and quality of internal controls and management information systems; (v) CAE’s compliance with legal and regulatory requirements; (vi) management development and succession and retirement planning; (vii) appointment and compensation of senior officers and the compensation and benefit policies; (viii) inclusion and equal opportunities, data protection and privacy, artificial intelligence, health and safety (including aviation safety), environment and climate change, ethics and anti-corruption, security, human rights (including modern slavery), and sustainability matters; (ix) competencies, skills and personal qualities required for new directors (x) business development initiatives; (xi) the communications policies and activities, including shareholder communications; and (xii) the performance and effectiveness of each individual director, as well as the President and Chief Executive Officer.
The Committees of the Board are the Audit Committee, the Governance Committee and the Human Resources Committee.
8.1    Name and Occupation
CURRENT DIRECTORS

Name and Place of Residence, and Year First Became a Director	Principal Occupation
AYMAN ANTOUN Ontario, Canada (2022)

Mr. Antoun is a Corporate Director. He was President, Americas at IBM until recently, which includes Canada, the United States and Latin America. He also was a member of IBM’s Performance Team consisting of IBM’s top 50 executives globally. Before taking this role in 2020, Mr. Antoun served as President of IBM Canada, and prior to assuming this role in 2018, he held various senior executive sales leadership roles in Canada and the United States spanning Global Technology Services, Systems & Technology Group, Education Industry, Business Partners, and Global Sales Transformation (1988 – 2018).
Mr. Antoun graduated from the University of Waterloo with a Bachelor of Science in Electrical Engineering and is a graduate of the Executive Program in Financial Analysis Business Management and Strategic Planning of the Harvard Business School.
Mr. Antoun is a member of the Audit Committee.

Name and Place of Residence, and Year First Became a Director	Principal Occupation
SOPHIE BROCHU Québec, Canada (2023)

Ms. Brochu is a Corporate Director. She served as President and Chief Executive Officer of Hydro-Québec from 2020 to April 2023. She was the first woman in the government-owned corporation’s history to hold that office on a permanent basis. Ms. Brochu has over 30 years of experience in the energy sector. She began her career in 1987 as a financial analyst with Société québécoise d’initiatives pétrolières (SOQUIP), a Québec government corporation responsible for developing the natural gas network in the province. She joined Énergir (formerly known as Gaz Métro) in 1997 and, in 2007, was appointed its President and Chief Executive Officer, a position she held until 2019.
Ms. Brochu graduated from Université Laval with a Bachelor of Arts in Economics. She was awarded honorary doctorates by Université de Montréal (HEC Montréal), Bishop’s University and Université Laval. She is a member of the Order of Canada and an officer of the Ordre national du Québec.
Ms. Brochu is the Chair of the Governance Committee and a member of the Human Resources Committee.

PATRICK DECOSTRE Québec, Canada (2024)

Patrick Decostre has been the President and Chief Executive Officer of Boralex Inc. since December 2020. He held the position of Vice President and Chief Operating Officer between July 2019 and November 2020. Prior to that, he spent nearly 18 years developing a solid foundation for Boralex in Europe, where he initiated wind power development and directed all activities of Boralex’s European subsidiaries. Mr. Decostre’s first position with Boralex was as Manager of Boralex S.A., a subsidiary of Boralex, in 2001 and was promoted a few years later to the position of General Manager. Before joining Boralex, Mr. Decostre held different positions at Électricité de France for 6 years. Mr. Decostre is an engineering physicist who graduated from the École Polytechnique of Brussels, as well as a graduate of the Solvay Business School in Brussels in business administration.
Mr. Decostre is a member of the Audit Committee.

ELISE EBERWEIN Arizona, U.S. (2022)

Ms. Eberwein is a Corporate Director who served as the Executive Vice President, People and Communications (2013 – 2022) of American Airlines, Inc. Prior to assuming this role, she was Executive Vice President, People, Communications and Public Affairs (2005 – 2013) of US Airways and Vice President, Corporate Communications (2003 – 2005) of America West Airlines. Ms. Eberwein also served in key executive roles with Frontier Airlines and Western Pacific Airlines. She began her aviation career as a flight attendant.
Ms. Eberwein graduated from the Lindenwood University with a Bachelor of Arts in Mass Communications and earned an Executive MBA from Colorado State University.
Ms. Eberwein is a member of the Governance Committee and the Human Resources Committee.

IAN EDWARDS Québec, Canada (2024)

Mr. Edwards has been President and CEO of AtkinsRéalis Group Inc. since October 2019, after serving as Interim President and CEO since June 2019. With over 30 years of global experience in infrastructure and resource projects, he has led businesses across North America, Europe, the Middle East, and Asia Pacific. Since joining AtkinsRéalis in 2014, Mr. Edwards has held several leadership roles, including COO and President of Infrastructure, where he oversaw business transformation and operational improvements. Prior to AtkinsRéalis, he held senior positions at Leighton Group, managing a 20,000-employee business across multiple sectors.
Mr. Edwards holds civil engineering qualifications from Lancashire University and is a Fellow of both the Institution of Civil Engineers and the Hong Kong Institution of Engineers
Mr. Edwards is a member of the Audit Committee.

Name and Place of Residence, and Year First Became a Director	Principal Occupation
MARIANNE HARRISON Massachusetts, U.S. (2019)

Ms. Harrison is a Corporate Director. She was until recently President and Chief Executive Officer of John Hancock Life Insurance Company, the U.S. division of Toronto-based Manulife Financial Corporation. She also was a member of Manulife’s Executive Leadership Team. Before taking this role in 2017, Ms. Harrison served as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division. Prior to assuming this role in 2013, she held several leadership positions across the company, including President and General Manager for John Hancock Long-Term Care Insurance, and Executive Vice President and Controller for Manulife. Before joining Manulife, Ms. Harrison had been Chief Financial Officer of Wealth Management at TD Bank Group after holding various positions there (1998 – 2003); and Senior Manager at PwC after holding numerous other positions (1986 – 1998). Ms. Harrison also serves on the board of directors of the Boston Medical Center.
Ms. Harrison graduated from the University of Western Ontario with a Bachelor of Arts in English and earned a Diploma in Accounting from Wilfrid Laurier University. She is a Chartered Accountant and in 2016 was elected a Fellow of the Profession.
Ms. Harrison is the Chair of the Audit Committee.

PETER LEE California, U.S. (2025)

Mr. Lee, in addition to being a Co-Founder and Partner of Browning West, plays a leading role in that firm’s investment research and capital allocation. Before co-founding Browning West in 2019, he was an investment associate at Criterion Capital Management, where he was responsible for identifying and researching investment opportunities across multiple sectors. Mr. Lee also held roles at Grey Mountain Partners and Lazard. Additionally, he is currently a director on the board of Gildan Activewear Inc. where he serves as Chair of the Compensation and Human Resources Committee and as a member of the Corporate Governance and Social Responsibility Committee. He has also served on the board of Countryside Properties plc.
Mr. Lee holds a Bachelor of Arts from Carleton College and a Master of Business Administration from Harvard Business School.
Mr. Lee is a member of the Human Resources Committee.

KATHERINE LEHMAN New York, U.S. (2025)

Ms. Lehman is the current Chair of Stella Jones Inc. (TSX:SJ), a Montréal based industrial business, and has been a Partner at the New York-based private equity firm Palladium Equity Partners, LLC since 2022. She leads the Palladium Heritage strategy, which invests in industrial and business services companies. Prior to Palladium, she was Co-Founder and Managing Partner at Hilltop Private Capital, LLC. She has garnered more than 20 years of experience in private equity executive roles and Board memberships, including at more than 20 public and private, profit and not-for-profit entities. Included in Ms. Lehman’s prior Board roles are serving on the Board of a private company in a niche education and training area and serving on the Board of Navient (NASDAQ: NAVI) from 2014 to 2022, with roles as Chair of the Risk Committee and service on the Compensation and Personnel Committee and the Governance Committee.
Ms. Lehman is a graduate of the Wharton School at the University of Pennsylvania (B.S. in Economics) and of Columbia Business School (M.B.A).
Ms. Lehman is a member of the Governance Committee.

MARY LOU MAHER Ontario, Canada (2021)

Ms. Maher was Canadian Managing Partner, Quality and Risk at KPMG Canada (2017 – 2021). She was also Global Head of Inclusion and Diversity of KPMG International for the same period. Ms. Maher held various executive and governance roles at KPMG Canada, including Chief Financial Officer, Chief Inclusion and Diversity Officer and Chief Human Resources Officer (1983 – 2017). During her many years at KPMG Canada, Ms. Maher created and developed KPMG Canada's first ever National Diversity Council and was the executive sponsor of pride@kpmg.
Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of Fellow Chartered Professional Accountant of Ontario.
Ms. Maher is the Chair of the Human Resources Committee.

Name and Place of Residence, and Year First Became a Director	Principal Occupation
MARC PARENT, C.M. Québec, Canada (2008)

Mr. Parent has been the President and CEO of CAE since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 35 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the board of directors of the Aerospace Industries Association of Canada and of Aéro Montréal (Québec’s aerospace cluster).
Mr. Parent is a graduate of Mechanical Engineering from Montreal’s École Polytechnique and of the Harvard Business School’s Advanced Management Program. He also was awarded an Honorary Doctorate by École Polytechnique. Mr. Parent is an active pilot holding an Airline Transport Pilot License from Transport Canada.

CALIN ROVINESCU Ontario, Canada (2025)

Mr. Rovinescu is a corporate director, venture capital investor and senior advisor to several corporations. He is currently a member of the board of directors of some of Canada’s largest corporations. He served as President and Chief Executive Officer of Air Canada from 2009 until his retirement in 2021, leading Air Canada’s transformation into one of the world’s leading airlines and a Canadian global champion, expanding its network worldwide and producing record financial results and record stock market performance. From June 2014 to June 2015, while leading Air Canada, Mr. Rovinescu served as Chair of the International Air Transport Association (IATA), a trade association that currently represents 340 airlines comprising more than 80 percent of global air traffic. From 2012 to 2016 he also served as Chair of the Star Alliance chief executive board, the controlling body of Star Alliance, the world's largest global airline alliance, currently with 25 members. From 2004 to 2009, he was a co-founder and principal of Genuity Capital Markets, an independent investment bank. Before 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montréal, where he practised corporate law for over 20 years.
Mr. Rovinescu holds Bachelor of Law degrees from Université de Montréal and the University of Ottawa. He was recognized as Canada’s Outstanding CEO of the Year by Financial Post Magazine in 2016 and as CEO of the Year and Strategist of the Year by the Globe and Mail’s Report on Business Magazine in 2019. Mr. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.
Mr. Rovinescu is the Chair of the Board of Directors. As Chair of the Board, Mr. Rovinescu attends all Committee meetings.

Name and Place of Residence, and Year First Became a Director	Principal Occupation
PATRICK M. SHANAHAN Washington, U.S. (2022)

Mr. Shanahan is President and Chief Executive Officer of Spirit AeroSystems Inc. since September 2023. He previously served as the 33rd U.S. Deputy Secretary of Defense. He also served as U.S. Acting Secretary of Defense (2019). After joining the Department of Defense (DoD), Mr. Shanahan helped lead the development of several key DoD policies and strategies. Mr. Shanahan previously served as the Senior Vice President, Supply Chain & Operations (2016 – 2017) at The Boeing Company. He previously worked as Senior Vice President of Commercial Airplane Programs (2008 – 2016), managing profit and loss for the 737, 747, 767, 777 and 787 programs and the operations at Boeing’s principal manufacturing sites; as Vice President and General Manager of the 787 Dreamliner (2007 – 2008), leading the program during a critical development period; as Vice President and General Manager of Boeing Missile Defense Systems (2004 – 2007), overseeing the Ground-based Midcourse Defense system, Airborne Laser and Advanced Tactical Laser; and as Vice President and General Manager of Boeing Rotorcraft Systems (2002 – 2004), overseeing the Apache, Chinook and Osprey. Mr. Shanahan spent over three decades with The Boeing Company, as he joined in 1986.
Mr. Shanahan is a National Academy of Engineering Member, Royal Aeronautical Society Fellow, Society of Manufacturing Engineers Fellow and American Institute of Aeronautics and Astronautics Associate Fellow. He served as a regent at the University of Washington for over five years.
Mr. Shanahan holds a Bachelor of Science degree in Mechanical Engineering from the University of Washington, as well as a Master of Science and a Master of Business Administration from the Massachusetts Institute of Technology.
Mr. Shanahan is a member of the Human Resources Committee.

LOUIS TÊTU Québec, Canada (2025)

Mr. Têtu has been Executive Chairman of the Montreal-based technology company Coveo Solutions Inc. since 2025, and previously served as its Chair and Chief Executive Officer from 2008 to 2025. Prior to Coveo, Mr. Têtu co-founded Taleo Corporation, a leading international provider of cloud software for talent and human capital management, listed on NASDAQ in 2005 and subsequently acquired by Oracle for US$1.9 billion in 2012. Mr. Têtu was Chief Executive Officer and Chairman of the board of directors from the company's inception in 1999 through 2007. Prior to Taleo, Mr. Têtu was President of Baan SCS, the supply-chain management solutions group of Baan, a global enterprise software company. This followed Baan's acquisition of Berclain Group inc., which he co-founded in 1989 and where he served as President until 1996. Mr. Têtu currently serves on the board and human resources and corporate governance committees of Alimentation Couche-Tard Inc. (CircleK). He previously served on the board of Industrial Alliance Insurance and Financial Services inc.
Mr. Têtu is an Engineering graduate from Université Laval in Québec City and a commercially licensed helicopter pilot.
Mr. Têtu is a member of the Audit Committee.

EXECUTIVE OFFICERS
In addition to Marc Parent, President and CEO, the other Executive Officers of the Company are:

Name and Place of Residence	Position Held Within the Company and Professional History
ANDREW ARNOVITZ Québec, Canada	Senior Vice President, Investor Relations and Enterprise Risk Management since August 2021, with CAE since 2001; formerly Senior Vice President, Strategy and Investor Relations.
CARTER COPELAND Georgia, United States
Chief Strategy and Performance Officer since July 2024, with CAE since 2021; previously Senior Vice President, Global Strategy; formerly President and co-founder of Melius Research (2017-2021). Mr. Copeland is a Charted Financial Analyst.

HÉLÈNE V. GAGNON Québec, Canada	Çhief People and Sustainability Officer since August 2024, with CAE since 2015; previously Chief Sustainability Officer and Senior Vice President, Stakeholder Engagement; formerly Vice President, Public Affairs, Communications, Corporate Social Responsibility and Achieving Excellence System for Bombardier Aerospace (2006-2014).
PASCAL GRENIER Québec, Canada	Division President, Flightscape since May 2024; with CAE since 1996 occupying multiple functions; formerly Senior Vice President, Flight Services & Global Operations (2021-2024), Senior Vice President, Global Operations, Technologies & Innovation (2017-2021), Vice-President Global Engineering (2016-2017) and Director, Post Delivery Services (2013-2016).
MARK HOUNSELL Québec, Canada	Chief Legal and Compliance Officer, and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
NICK LEONTIDIS Québec, Canada	Chief Operating Officer since May 2024; previously Group President, Civil Aviation (2013-2024), Executive Vice-President, Strategy and Business Development (2009-2013), Executive Vice President Sales, Marketing and Business Development – Civil Training and Services (2005-2009).
CONSTANTINO MALATESTA Québec, Canada	Interim Chief Financial Officer since August 2024, with CAE since 2006; previously Chief Accounting Officer and Vice-President, Controller Office (2016-2024), Global Head of Finance for CAE Oxford Aviation Academy (2014-2016), Director of Finance & Assistant Corporate Controller (2011-2013), and Manager – Accounting Standards (2006-2011). Mr. Malatesta holds a Chartered Professional Accountant designation in Canada and a Certified Public Accountant designation in the United States.

All Directors and Executive Officers as a group (20 persons) beneficially owned or exercised control or direction, directly or indirectly, over 652,117 Common Shares representing 0.20% of the class as at June 12, 2025.
8.2    Cease Trade Orders, Bankruptcies, Penalties or Sanctions
According to the information provided to us, none of the Directors or Executive Officers of CAE is at the date of this AIF, or within ten years prior hereto has been, a director, chief executive officer or chief financial officer or, regarding item (iii) below, an executive officer of a company which, while the person was acting in this capacity:
(i)    was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii)    was, after the person ceased to be a director, chief executive officer or chief financial officer, the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days as a result of an event which occurred while the director, chief executive officer or chief financial officer was acting in this capacity; or

(iii)    within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
9.    TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of our Common Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.
10.    AUDIT COMMITTEE
10.1    Charter
The charter of CAE’s Audit Committee is as set out in Schedule B.
10.2    Membership
The members of CAE’s Audit Committee are Marianne Harrison (Chair), Ayman Antoun, Patrick Decostre, Ian L. Edwards and Louis Têtu. Each of these members is independent and financially literate.
Marianne Harrison, Chair of the Audit Committee, is a Chartered Accountant with extensive financial expertise, cumulating many years of experience in the leadership positions of various financial institutions. Ms. Harrison served until recently as President and Chief Executive Officer of John Hancock Life Insurance Company and was also a member of the Executive Leadership Team of Manulife Financial Corporation. She previously acted as President and Chief Executive Officer of Manulife Canada, Manulife’s Canadian Division, and had been Chief Financial Officer of Wealth Management at TD Bank Group. Ms. Harrison was elected a Fellow of the Profession, the highest designation for professional achievement conferred by the Chartered Professional Accountants of Ontario.
Ayman Antoun has significant strategic leadership and management experience developed during his 35 years at IBM holding various executive roles, including as President of IBM Americas covering all twelve major industries across fourteen countries. Mr. Antoun holds a Bachelor of Science, Electrical Engineering with Computer Science Minor from the University of Waterloo.
Ian L. Edwards has been President and CEO of AtkinsRéalis Group Inc. since October 2019, after serving as Interim President and CEO since June 2019. With over 30 years of global experience in infrastructure and resource projects, he has led businesses across North America, Europe, the Middle East, and Asia Pacific. Since joining AtkinsRéalis in 2014, Mr. Edwards has held several leadership roles, including COO and President of Infrastructure, where he oversaw business transformation and operational improvements. Prior to AtkinsRéalis, he held senior positions at Leighton Group, managing a 20,000-employee business across multiple sectors. Mr. Edwards holds civil engineering qualifications from Lancashire University and is a Fellow of both the Institution of Civil Engineers and the Hong Kong Institution of Engineers.
Patrick Decostre has been the President and CEO of Boralex Inc. since December 2020. He held the position of Vice President and Chief Operating Officer between July 2019 and November 2020. Prior to that, he spent nearly 18 years developing a solid foundation for Boralex in Europe, where he initiated wind power development and directed all activities of Boralex's European subsidiaries. Before joining Boralex, Mr. Decostre held different positions at Électricité de France for 6 years. Mr. Decostre is an engineering physicist who graduated from the École Polytechnique of Brussels, as well as a graduate of the Solvay Business School in Brussels in business administration.
Louis Têtu has been Executive Chairman of the Montreal-based technology company Coveo Solutions Inc. since 2025, and previously served as its Chair and Chief Executive Officer from 2008 to 2025. Prior to Coveo, Mr. Têtu co-founded Taleo Corporation, a leading international provider of cloud software for talent and human capital management, listed on NASDAQ in 2005 and subsequently acquired by Oracle for US$1.9 billion in 2012. Mr. Têtu was Chief Executive Officer and Chairman of the board of directors from the company's inception in 1999 through 2007. Prior to Taleo, Mr. Têtu was President of Baan SCS, the

supply-chain management solutions group of Baan, a global enterprise software company. This followed Baan's acquisition of Berclain Group inc., which he co-founded in 1989 and where he served as President until 1996. Mr. Têtu currently serves on the board and human resources and corporate governance committees of Alimentation Couche-Tard Inc. (CircleK). He previously served on the board of Industrial Alliance Insurance and Financial Services inc. Mr. Têtu is an Engineering graduate from Université Laval in Québec City.
10.3    Approval of Services
The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies, the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE. In order to further support PwC’s independence, the Audit Committee has set a policy concerning CAE’s hiring of current and former partners and employees of PwC who were engaged on CAE’s account in the recent years.
Fees Paid by CAE to PwC in FY2025
The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2025 ($ millions)	2024 ($ millions)
1. Audit services	7.5	6.7
2. Audit-related services	0.4	0.6
3. Tax services	0.4	0.4
4. All other services	0.0	0.0
Total	8.3	7.7

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual Consolidated Financial Statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.
Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions/divestitures, financings/prospectuses, translation and other miscellaneous accounting-related services.
Tax fees are mainly related to tax compliance, tax planning and tax advice.
All other fees correspond to the fees paid for advisory and consulting services. No such fees were paid in the last two fiscal years.

11.    MATERIAL CONTRACTS
The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of FY2025, or entered into prior to such date, but which are still in effect. Each of the summaries below describes certain material provisions of the relevant material contract and is subject to, should be read in conjunction with, and is qualified in its entirety by reference to, the relevant material contract, a copy of which is available on the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
Nomination Right Agreement
On February 13, 2025, the Company entered into a nomination right agreement (Nomination Right Agreement) with CDPQ, at the time one of the Company’s largest shareholders, as part of the Company’s board renewal process. The Nomination Right Agreement provides that as long as CDPQ and its affiliates own at least 5% of the Company’s Common Shares, CDPQ shall have the right to designate a nominee to be included in the management slate of nominees to the Board in future management proxy circulars. The Nomination Right Agreement may be terminated at any time by mutual consent of the Company and CDPQ, and will automatically terminate if CDPQ and its affiliates cease to hold at least 5% of the Company’s Common Shares.
In connection with the Nomination Right Agreement, Louis Têtu was selected by CDPQ as its initial director nominee. Mr. Têtu was appointed to the Board on February 14, 2025.
Cooperation and Standstill Agreement
On February 13, 2025, the Company entered into a cooperation and standstill letter agreement (Cooperation and Standstill Agreement) with Browning West, as part of the Company’s board renewal process. The Cooperation and Standstill Agreement provides for: (i) customary standstill provisions from the date of the Cooperation and Standstill Agreement until the date that is thirty days prior to the notice deadline to submit nominations of director candidates for election at the 2026 annual meeting of shareholders (the Cooperation Period); (ii) the appointment of Calin Rovinescu as director and Chair of the Board and each of Peter Lee, Katherine Lehman and Louis Têtu as directors; (iii) the inclusion of each of Mr. Rovinescu, Ms. Lehman, Mr. Têtu and, provided Browning West holds a Net Long Position (as defined below) over at least 2.5% of the Company’s Common Shares (the Minimum Ownership Threshold), Mr. Lee, in the management slate of nominees to the Board in the Company’s management proxy circular for the Meeting and, if the Cooperation Period is extended in accordance with the terms of the Cooperation and Standstill Agreement, for the 2026 annual meeting of shareholders; and (iv) an undertaking from Browning West to vote, during the Cooperation Period, all of the Common Shares over which it exercises control in favour of the election of all director nominees recommended by the Board and against the election of any director nominee not so recommended.
If Mr. Lee ceases to serve as a director of the Board during the Cooperation Period other than in certain specific circumstances, and at such time Browning West satisfies the Minimum Ownership Threshold, Browning West shall be entitled to designate another individual who is reasonably acceptable to the Board to serve as a replacement director.
For purposes of determining the Minimum Ownership Threshold, a Net Long Position means that Browning West beneficially owns Common Shares in the capital of the Company, directly or indirectly, that constitute a net long position as defined in Rule 14e-4 under the U.S. Securities Exchange Act of 1934; provided, however, that “Net Long Position” shall not include any shares (i) as to which Browning West does not have the right to vote or direct the vote (other than as a result of being in a margin account), or (ii) as to which Browning West has entered into a derivative or other agreement, arrangement, commitment or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares.
12.    INTERESTS OF EXPERTS
The auditors of the Company are PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PwC is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Québec). PwC is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

13.    ADDITIONAL INFORMATION
Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 12, 2025, in connection with CAE's Annual and Special Meeting of Shareholders to be held on August 13, 2025.
Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2025. A copy of such documents may be obtained from the Vice President, Public Affairs and Global Communications or the Chief Legal and Compliance Officer, and Corporate Secretary of CAE upon request, and are available online on SEDAR+ at www.sedarplus.ca, as well as on CAE’s website at www.cae.com.
In addition, CAE will provide to any person or company, upon request to the Vice President, Public Affairs and Global Communications or the Chief Legal and Compliance Officer, and Corporate Secretary of CAE, the documents specified below:
(a)    When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:
(i)    one copy of this AIF together with one copy of any document, or the pertinent pages of any document, incorporated by reference;
(ii)    one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;
(iii)    one copy of the Management Proxy Circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and
(iv)    one copy of any other documents which are incorporated by reference into a short form prospectus and are not required to be provided under (i) to (iii) above; or
(b)    At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

GLOSSARY
For the purposes of this Annual Information Form, the terms “we”, “us”, “our”, “Company” and “CAE” refer to CAE Inc. and where applicable, its subsidiaries. The following other defined terms have the meanings set out below:
“AAM” means Advanced Air Mobility
“AI” means artificial intelligence
“AIF” means the Annual Information Form
“Annual Financial Report” means the Annual Financial Report to Shareholders for the year ended March 31, 2025
“Board” means the Board of Directors of CAE Inc.
“Browning West” means Browning West, LP
“CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations, CAE’s AI & Analytics Platform
“CBCA” means the Canada Business Corporations Act
“CDPQ” means Caisse de dépôt et placement du Québec
“Civil” means CAE’s Civil Aviation segment
“Common Shares” means CAE’s common shares
“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2025 and the notes thereto
“Cooperation and Standstill Agreement” means the cooperation and standstill letter agreement between the Company and Browning West, dated February 13, 2025
“Cooperation Period” means the period ranging from the date of the Cooperation and Standstill Agreement until the date that is thirty days prior to the notice deadline to submit nominations of director candidates for election at the 2026 annual meeting of Shareholders
“Defense” means CAE’s Defense and Security segment
“DoD” means U.S. Department of Defense
“Executive Officers” means executive officers of CAE
“FY2022” means fiscal 2022, which refers to the period from April 1, 2021 to March 31, 2022
“FY2023” means fiscal 2023, which refers to the period from April 1, 2022 to March 31, 2023
“FY2024” means fiscal 2024, which refers to the period from April 1, 2023 to March 31, 2024
“FY2025” means fiscal 2025, which refers to the period from April 1, 2024 to March 31, 2025
“GRI” means the Global Reporting Initiative
“Healthcare” means CAE’s former Healthcare segment
“ICP” means internal carbon price

“IT” means information technology
“Legacy Contracts” refers to eight previously identified fixed-price legacy contracts, as further described in Section 6.2 “Defense and security” of the MD&A of the financial report for the year ended March 31, 2025
“MD&A” means CAE’s Management’s Discussion and Analysis
“Meeting” means CAE’s Annual and Special Meeting of Shareholders to be held on August 13, 2025
“Minimum Ownership Threshold” means a Net Long Position over at least 2.5% of the Company’s Common Shares
“MR” means mixed reality
“NCIB” means normal course issuer bid
“Net Long Position” has the meaning ascribed to it in Section 11
“Nomination Right Agreement” means the nomination right agreement between the Company and CDPQ, dated February 13, 2025
“Notes” means the Company’s unsecured senior notes Series 1 issued in June 2023, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028
“NRC” means the National Research Council
“NYSE” means the New York Stock Exchange
“OEM” means the original equipment manufacturer
“PCAOB” means Public Company Accounting Oversight Board (United States)
“PSUs” means performance share units
“PwC” means PricewaterhouseCoopers LLP
“R&D” means research and development
“RCAF” means Royal Canadian Air Force
“RPK” means revenue passenger-kilometers
“RSUs” means restricted share units
“S&P” means S&P Global Ratings
“SDGs” means United Nations Sustainable Development Goals
“SIMCOM” means SIMCOM Aviation Training
“SkyAlyne” means SkyAlyne Canada Limited Partnership
“SVT” means Soldier Virtual Trainer
“TSX” means the Toronto Stock Exchange
“USD” means United States dollars
“VR” means virtual reality

SCHEDULE A – LOCATIONS OF MATERIAL SITES
The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites as of the date of this AIF2:

Location	Civil Aviation	Defense & Security
Canada
Bagotville, Québec		√
Cold Lake, Alberta		√
Comox, British Columbia		√
Edmonton, Alberta	√
Gagetown, New Brunswick		√
Greenwood, Nova Scotia		√
Halifax, Nova Scotia		√
Mirabel, Québec		√
Montréal, Québec	√	√
Moose Jaw, Saskatchewan		√
North Saanich, British Columbia		√
Ottawa, Ontario		√
Petawawa, Ontario		√
Saint John’s, Newfoundland	√
Toronto, Ontario	√
Trenton, Ontario		√
Vancouver, British Columbia	√
Winnipeg, Manitoba		√
United States
Adelanto (Gray Butte), California		√
Albuquerque, New Mexico		√
Altus AFB, Oklahoma		√
Arlington, Texas		√
Avon, Connecticut	√
Ballston Spa, New York		√
Binghamton, New York		√
Broken Arrow, Oklahoma		√
Cheyenne, Wyoming		√
Chicopee, Massachusetts		√
China Lake, California		√
Colorado Springs (Peterson AFB), Colorado		√
Columbus, Ohio		√
Corpus Christi, Texas		√
2 The list includes CAE’s main offices, operations, training centres, and primary military base locations where we provide training support services worldwide. It does not include sites with a limited number of employees or sites where we perform higher-level security programs.

Location	Civil Aviation	Defense & Security
Creech, Nevada		√
Dallas/Fort Worth, Texas	√	√
Dothan, Alabama		√
Duluth, Minnesota		√
Edwards AFB, California		√
Eglin AFB, Florida		√
Elmendorf AFB, Alaska		√
Fairchild AFB, Washington		√
Fort Bliss, Texas		√
Fort Carson, Colorado		√
Fort Eustis, Virginia		√
Fort Liberty (Fort Bragg), North Carolina		√
Fort Novosel (Fort Rucker), Alabama		√
Fowler, Colorado		√
Glendale, Arizona		√
Goldsboro, North Carolina		√
Grand Forks, North Dakota		√
Hickam AFB, Hawaii		√
Hill AFB, Utah		√
Hurlburt Field, Florida		√
Holloman, New Mexico		√
Honolulu, Hawaii	√
Irving, Texas	√
Lackland AFB, Texas		√
Las Vegas, Nevada	√
Little Rock, Arkansas		√
MacDill AFB, Florida		√
March ARB, California		√
Marietta, Georgia		√
Meridian, Mississippi		√
Mesa, Arizona	√	√
Milwaukee, Wisconsin		√
Minneapolis, Minnesota	√
Morristown, New Jersey	√
Nellis AFB, Nevada		√
Oklahoma City, Oklahoma	√	√
Orlando, Florida	√	√
Philadelphia, Pennsylvania		√
Pittsburgh, Pennsylvania		√
Phoenix, Arizona	√
Pueblo, Colorado		√
Savannah, Georgia	√
Scott AFB, Illinois		√
Scottsdale, Arizona	√
Shaw AFB, South Carolina		√
Sheppard AFB, Texas		√

Location	Civil Aviation	Defense & Security
Suffolk, Virginia		√
Swanton, Ohio		√
Syracuse, New York		√
Tampa, Florida		√
Tinker AFB, Oklahoma		√
Tucson, Arizona		√
Tulsa, Oklahoma		√
Valparaiso, Florida		√
Whiteman AFB, Missouri		√
Wright-Patterson AFB, Ohio		√
United Kingdom
Aberdeen, United Kingdom		√
Burgess Hill, United Kingdom	√	√
Cornwall, United Kingdom		√
Gatwick, United Kingdom	√
Helston, United Kingdom		√
Moray, United Kingdom		√
Oxford, United Kingdom	√
Shawbury, United Kingdom		√
Wallingford, United Kingdom		√
Yeovil, United Kingdom		√
Rest of Americas
Bogota, Colombia	√
Lima, Peru	√
Montevideo, Uruguay	√
Santiago, Chile	√
Sao Paulo, Brazil	√
Toluca, Mexico	√
Europe
Amsterdam, Netherlands	√
Barcelona, Spain	√
Bordeaux, France	√
Bremen, Germany		√
Brussels, Belgium	√
Buchel, Germany		√
Buckeburg, Germany		√
Budapest, Hungary	√	√
Cazaux, France		√
Cognac, France		√

Location	Civil Aviation	Defense & Security
Copenhagen, Denmark	√
Den Helder, Netherlands		√
Dublin, Ireland	√
Eindhoven, Netherlands		√
Frankfurt, Germany	√
Geilenkirchen, Germany		√
Gilze-Rijen, Netherlands		√
Ingolstadt, Germany		√
Jagel, Germany		√
Krakow, Poland	√	√
Malaga, Spain	√
Madrid, Spain	√	√
Manching, Germany		√
Milano, Italy	√
Nordholz, Germany		√
Oslo, Norway	√
Prague, Czech Republic	√
Reykjavik, Iceland	√
Rome, Italy	√
Sesto Calende, Italy	√	√
Shannon, Ireland	√
Stockholm, Sweden	√
Stolberg, Germany		√
Varese, Italy	√	√
Vienna, Austria	√
Warsaw, Poland		√
Asia
Abu Dhabi, United Arab Emirates	√	√
Beijing, China	√
Chongquing, China	√
Bangalore, India	√	√
Bandar Seri Begawan, Brunei	√	√
Bangkok, Thailand	√
Doha, Qatar	√	√
Dubai, United Arab Emirates	√	√
Gondia, India	√
Ho Chi Minh, Vietnam	√
Hong Kong, Hong Kong	√
Jakarta, Indonesia	√
Kuala Lumpur, Malaysia	√
Manila/Clark, Philippines	√
New Delhi, India	√
Pune, India	√
Riyadh, Saudi Arabia		√

Location	Civil Aviation	Defense & Security
Seoul, South Korea	√
Shanghai, China	√
Singapore, Singapore	√	√
Tokyo, Japan	√
Oceania and Africa
Amberley, Australia		√
Auckland, New Zealand	√	√
Brisbane, Australia		√
Homebush, Australia (Sydney)		√
Johannesburg, South Africa	√
Kingsford, Australia		√
Melbourne, Australia	√
Nowra Hill, Australia		√
Oakey, Australia		√
Perth, Australia	√	√
Richmond, Australia		√
St Peters, Australia (Sydney)	√

SCHEDULE B – AUDIT COMMITTEE CHARTER
CAE INC.
MEMBERSHIP AND RESPONSIBILITIES OF
THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
1.    GENERAL RESPONSIBILITIES
1.1    The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.
1.2    The Committee shall consist of three to seven directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (statement of financial position, income statement, statement of cash flows) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s consolidated financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. At least one member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.
1.3    The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting.
1.4    A majority of members of the Committee shall constitute a quorum.
1.5    The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein.
2.    REVIEW OF AUDITED FINANCIAL STATEMENTS
2.1    Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:
a)    Review the appropriateness of the consolidated financial statements and any changes to the underlying accounting principles and practices;
b)    Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives;
c)    Review quarterly IT, cybersecurity and artificial intelligence risks and elements impacting controls;
d)    Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment;

e)    Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework;
f)    Review annually the audited financial statements and actuarial valuation reports for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans;
g)    Review annually the audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and
h)    Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes given its financial nature.
3.    ENGAGEMENT OF EXTERNAL AUDITORS
3.1    Recommend to the Board of Directors the appointment of the external independent auditors.
3.2    Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for its approval the auditors’ fees for the annual audit. The Committee shall:
a)    Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports;
b)    Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services. Determine the envelope for the auditors preapproved services, including as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of the pre-approved services, if any;
c)    Receipt of a written statement, at least annually, from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors;
d)    Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and
e)    Review periodically (at least every second year) and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE.
4.    REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS
4.1    Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate.
4.2    Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses.
4.3    Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.
4.4    Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, including future regulations and accounting standards, (ii) alternative accounting treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences.
4.5    Meet to review and discuss with the external auditors the annual audited consolidated financial statements and quarterly consolidated financial statements, including disclosures in management discussion and analysis.
4.6    Meet separately, quarterly, with the external auditors (including the engagement partner).
4.7    Make specific and direct inquiry of the external auditors’ work relating to:
a)    Performance of management involved in the preparation of consolidated financial statements;
b)    Any restrictions on the scope of audit work;
c)    The level of cooperation received in the performance of the audit;
d)    The effectiveness of the work of internal audit;
e)    Any unresolved material differences of opinion or disputes between management and the external auditors;
f)    Any transactions or activities which may be illegal or unethical; and
g)    Independence of the external auditors, including the nature and fees of non-audit services performed by the external audit firm and its affiliates.
4.8    Provide evaluation and regular feedback to the external auditors.
4.9    Conduct an annual performance assessment of the external auditors.
5.    REVIEW AND DISCUSSION WITH INTERNAL AUDITORS
5.1    Review and approve the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit resources/organization and any significant changes during the year.
5.2    Review the annual internal audit department budget.
5.3    Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls.
5.4    Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.
5.5    Meet separately, regularly, with the Director of Internal Audit.
5.6    Make specific and direct inquiry of the internal auditors’ work relating to:
a)    Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses;
b)    The level of independence of internal audit; and
c)    Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.

5.7    Concurrent with the review of the annual Internal Audit Plan, discuss goals, evaluate the performance and review remuneration of the Director of Internal Audit.
5.8    Oversee at least once every five years an external review of the internal audit function and annual internal quality self-assessment program of the function.
6.    REVIEW AND DISCUSSION WITH MANAGEMENT
6.1    Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).
6.2    Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the consolidated financial statements, including analyses of the effect of alternative GAAP methods on the consolidated financial statements. Such revision should also include:
a)    Review with management the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the consolidated financial statements of the Company; and
b)    Review and approve all related-party transactions and situations in which a related party has a material interest in a transaction involving CAE. For greater certainty, “related parties” include (i) Directors and Officers of CAE, (ii) persons or organizations with whom a Director or Officer of CAE has a potential conflict of interest, real or perceived, in accordance with CAE’s Conflicts of Interest Policy, and (iii) any person who beneficially owns more than 10% of CAE’s common shares.
6.3    Discuss with management the annual audited consolidated financial statements and quarterly consolidated financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).
6.4    Review quarterly with management the measurement of audit quality indicators and evaluate relevance of usefulness of established indicators.
6.5    Review, and have specific oversight responsibility for, CAE’s:
a)    Enterprise risk management policy framework;
b)    Risk management activities for M&A integration and program execution; and
c)    Global insurance coverage (including the Director & Officer Plan).
6.6    Review at least annually with management:
a)    Capital structure and treasury appropriateness and efficiency; and
b)    Tax compliance.
6.7    Oversee the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of sustainability disclosures to be included in financial reporting.
7.    REVIEW AND DISCUSSION WITH THE HUMAN RESOURCES COMMITTEE
7.1    On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).
7.2    Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks.

8.    REVIEW OF PUBLIC DISCLOSURE DOCUMENTS
8.1    Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including consolidated financial statements, MD&A, and annual and interim earnings press releases, prior to their release.
8.2    Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors.
8.3    Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies.
8.4    Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.
8.5    Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular, annual information form or any other disclosure documents.
8.6    Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from consolidated financial statements.
9.    LEGAL AND COMPLIANCE
9.1    Review, with the Company’s Chief Legal and Compliance Officer, and Corporate Secretary, legal and compliance matters that could have a significant impact on the Company’s consolidated financial statements.
10.    HANDLING OF COMPLAINTS
10.1    Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.
11.    ANNUAL REVIEW
11.1    Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes.
11.2    Perform an annual evaluation of the performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon.
12.    ORIENTATION AND CONTINUING EDUCATION
12.1    Identify and participate where appropriate or necessary in continuing Committee education reading and/activities.
13.    OTHER RESPONSIBILITIES
13.1    The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.
14.    MEETINGS
14.1    The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

15.    ENGAGEMENT OF PROFESSIONAL SERVICES
15.1    The Committee is authorized to engage independent counsel, and other advisors, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.
Last updated on February 13, 2025